Owners and Executive Officers

Direct Owners & Officers | Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
FLOOD, SCOTT LEROY	CO-GENERAL COUNSEL	04/01/2013	Less than 5%	Yes	No
PLATT, DANA LYNN	CHIEF COMPLIANCE OFFICER INVESTMENT ADVISORY BUSINESSES	03/01/2013	Less than 5%	Yes	No
MESHEL, ADAM REID	CO-GENERAL COUNSEL	04/01/2013	Less than 5%	Yes	No
TROMBETTA, SANTO VITO	PRINCIPAL OPERATIONS OFFICERS (FINOP)	07/01/2015	Less than 5%	Yes	No
ARNOLD, EDWARD RAYMOND	CHIEF COMPLIANCE OFFICER - EQUITIES AND EQUITIES DERIVATIVES	10/01/2016	Less than 5%	Yes	No
PALOMAKI, DANIEL SCOTT	PRINCIPAL FINANCIAL OFFICER	12/01/2017	Less than 5%	Yes	No
YARBROUGH, TED KIRK	DIRECTOR	05/01/2018	Less than 5%	Yes	No
CUMMINGS, JOHN W	DIRECTOR	05/01/2018	Less than 5%	Yes	No
LEACH, JONATHAN	DIRECTOR	05/01/2018	Less than 5%	Yes	No
KEEGAN, DANIEL LAURENCE	DIRECTOR	05/01/2018	Less than 5%	Yes	No
KEEGAN, DANIEL LAURENCE	CEO/CHAIRMAN/PRESIDENT	07/01/2018	Less than 5%	Yes	No
KURSMAN, SCOTT CHARLES	CHIEF COMPLIANCE OFFICER	06/01/2019	Less than 5%	Yes	No
Domestic Entity					
CITIGROUP FINANCIAL PRODUCTS INC.	100% SHAREHOLDER	09/01/1998	75% or more	Yes	No
Foreign Entity					

No Information Available.